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                                                                      Exhibit 11


                     COMPUTER NETWORK TECHNOLOGY CORPORATION

       Statement Re: Computation of Net Income Per Basic and Diluted Share
                      (in thousands, except per share data)
                                   (Unaudited)

                                                                      Weighted Average     Per Share
                                                        Net Income   Shares Outstanding     Amount
                                                        ----------   ------------------     ------
Three Months Ended March 31,
1998:
    Basic                                                 $  369            22,106            $.02
    Dilutive effect of employee stock purchase
    awards and options(1)                                   --                 137             --

                                                          ----------------------------------------
    Diluted                                               $  369            22,243            $.02
                                                          ========================================


1997:
    Basic                                                 $  376            23,400            $.02
    Dilutive effect of employee stock purchase
    awards and options(1)                                   --                 372             --

                                                          ----------------------------------------
    Diluted                                               $  376            23,772            $.02
                                                          ========================================

(1) For the three months ended March 31, 1998 and 1997, potential dilutive securities primarily consisting of outstanding stock options and shares issuable under the employee stock purchase plan are included in the computation of diluted net income per share using the treasury stock method.